SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)

DEVELOPERS DIVERSIFIED REALTY CORPORATION
(Name of Issuer)
Common Shares, par value $0.10 per share
(Title of Class of Securities)
251591103
(CUSIP Number)
Scott A. Wolstein
c/o Developers Diversified Realty Corporation
3300 Enterprise Parkway
Beachwood, OH 44122
(216) 755-5500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 26, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	251591103	SCHEDULE 13D	Page	2	of	7	Pages

1	NAME OF REPORTING PERSON Scott A. Wolstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,694,901*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,694,901*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,694,901*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes options to purchase 431,789 common shares.
** Based on 276,623,299 shares reported to be outstanding as of April 29, 2011 by the Issuer in its quarterly report on Form 10-Q filed on May 9, 2011.

CUSIP No.	251591103	SCHEDULE 13D	Page	3	of	7	Pages

1	NAME OF REPORTING PERSON Iris Wolstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,771,498

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,771,498

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,771,498

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Based on 276,623,299 shares reported to be outstanding as of April 29, 2011 by the Issuer in its quarterly report on Form 10-Q filed on May 9, 2011.

CUSIP No.	251591103	SCHEDULE 13D	Page	4	of	7	Pages
Item 1. Security and Issuer.
     This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D initially filed on May 15, 2009 (the “Original Filing”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Filing
Item 2. Identity and Background.
     Item 2 is hereby amended by including the following:
     The group formed by the Reporting Persons, Alexander Otto, Katharina Otto-Bernstein, Dr. Michael Otto, and Janina Otto has been terminated. See Item 4.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended by including the following:
     On April 26, 2011, the Reporting Persons entered into an agreement (the “Termination Agreement”) with Alexander Otto, Katharina Otto-Bernstein, Dr. Michael Otto, and Janina Otto to terminate their respective rights and obligations under the Voting Agreement. As a result of entering into the Termination Agreement, the Reporting Persons are no longer obligated to vote their Common Shares in favor of Alexander Otto, Katharina Otto-Bernstein, Dr. Michael Otto, and Janina Otto’s nominees to the Issuer’s Board of Directors at every annual meeting of the Issuer’s shareholders relating to the election of members of the Issuer’s Board of Directors.
Item 5. Interest in Securities of the Issuer.
     Item 5(a) is hereby amended by including the following:
     See rows 11 and 13 of the cover pages for the Reporting Persons above.
     The group made up of the Reporting Persons, Alexander Otto, Katharina Otto-Bernstein, Dr. Michael Otto, and Janina Otto has been terminated. See Item 4.
     Item 5(b) is hereby amended by including the following:
     See rows 7 through 10 of the cover pages for the Reporting Persons above.
     The group made up of the Reporting Persons, Alexander Otto, Katharina Otto-Bernstein, Dr. Michael Otto, and Janina Otto has been terminated. See Item 4.

CUSIP No.	251591103	SCHEDULE 13D	Page	5	of	7	Pages
Item 7. Material to Be Filed as Exhibits.
1	Joint Filing Agreement, dated May 12, 2011, between Scott A. Wolstein and Iris Wolstein
2	Termination Agreement, dated April 26, 2011, by and among the Reporting Persons, Alexander Otto, Katharina Otto-Bernstein, Dr. Michael Otto, and Janina Otto (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed on April 26, 2011 (File No. 005-43125))

CUSIP No.	251591103	SCHEDULE 13D	Page	6	of	7	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 12, 2011

/s/ Scott A. Wolstein
Scott A. Wolstein

/s/ Iris Wolstein
Iris Wolstein

CUSIP No.	251591103	SCHEDULE 13D	Page	7	of	7	Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, dated May 12, 2011, between Scott A. Wolstein and Iris Wolstein

2	Termination Agreement, dated April 26, 2011, by and among the Reporting Persons, Alexander Otto, Katharina Otto-Bernstein, Dr. Michael Otto, and Janina Otto (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed on April 26, 2011 (File No. 005-43125))